Exhibit 99.3

Cellect Biotechnology Ltd Provides Corporate Update and Reports Second Quarter 2017 Financial Results

Tel Aviv, Israel August 21, 2017 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”, TASE: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the second quarter ended June 30, 2017.

“We are very pleased with our accomplishments in the first half of 2017” said Dr. Shai Yarkoni, Chief Executive Officer. “As planned, 2017 is turning into a transformative year for Cellect Biotechnology. Cellect initiated its Phase I/II study on cancer patients undergoing matched related allogeneic HSCT transplantation and reported positive results in the first patient followed by the approval to recruit two more patients. Further, Cellect held a pre-IND meeting with the FDA that was very positive and Cellect is moving ahead with its plan to submit an IND”.

Important progress was achieved with the company’s IP portfolio – the major patent covering the composition of matter and use of the ApotainerTm was issued in US and Russia, the collaboration with Entegris was further consolidated by receiving a BIRDF non-equity grant, and the development of the Apotainer was accelerated.

In addition, world renowned leaders joined the Company (i.e KOLs from Harvard Medical school, executives from Pfizer and Merck) and the Company teamed up with Boston based Locust-Walk business development group for planning and launching a business development campaign before the end of the year.

During the second quarter, the Company made the following announcements -

●	the U.S. Food & Drug Administration (FDA) provided Cellect with the pre-Investigational New Drug (IND) meeting minutes supporting an IND submission in the U.S. for Cellect’s flagship product, ApoGraft™;

●	the Company received a formal notice of Intention to Grant for a patent (Application No. 11751949.6-1466) covering a key method of treatment from the European Patent Office;

●	the Company received a formal notice of allowance for a patent (Application No. 14/383,288) covering a key composition of matter and method of use from the US Patent & Trademark Office (USPTO);

●	further to the notices of allowance received from the USPTO, the Company received further confirmation for grant of its patent by the Russian patent authorities (Application No. 2014138001) for a key composition of matter and method of use covering various devices using the ApoGraft™ for selection of stem cells;

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●	David Braun, Head of Merck Group’s Medical Device Business, is joining Cellect’s Scientific and Medical Advisory Board;

●	as previously disclosed, the Company is voluntarily delisting its shares from trading on the Tel-Aviv stock Exchange (the “TASE”), and moving to trade American Depositary Shares, each of which represents 20 ordinary shares, exclusively on NASDAQ. The last trading day on TASE will be on September 3, 2017.

Recent Corporate Highlights:

●	Locust Walk was engaged to seek strategic licensing deals and global pharma partnerships in order to kick-start the commercialization of Cellect’s ApoGraft as an innovative platform for stem cells selection for all indications and from all sources of cells.

Second Quarter 2017 Financial Results:

●	Research and development (R&D) expenses for the second quarter of 2017 were $0.69 million, compared to $0.81 million in the first quarter of 2017 and $0.53 million in the second quarter of 2016. The decrease mainly derived from the grant received from the Bird foundation in the amount of $0.12 million in the second quarter.

●	General and administrative (G&A) expenses for the second quarter of 2017 were $1.0 million, compared to $0.73 million in the first quarter of 2017 and $0.46 million in the second quarter of 2016. The increase mainly derived from $0.09 million expenses related to the voluntary delisting from TASE and increase in share based compensation expenses in the amount of $0.14 million.

●	Finance income for the second quarter of 2017 was $0.40 million, compared to finance expense of $1.9 million in the first quarter of 2017. The change was primarily due to changes related to fair value of the tradable warrants granted in the U.S. IPO.

●	Net loss for the second quarter of 2017 was $1.3 million, or $0.012 per share, compared to $3.6 million, or $0.039 per share, in the first quarter of 2017 and $0.91 million, or $0.011 per share, in the second quarter of 2016.

Balance Sheet Highlights:

●	Cash and cash equivalents, marketable securities and short-term deposits totaled $6.4 million as of June 30, 2017, compared to $7.4 million on March 31, 2017, and $8.8 million on December 31, 2016. The decrease from March 31, 2017, was primarily due to expenses incurred in connection with the ongoing research and development activities of the company and the voluntarily delisting from TASE.

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●	Tradable warrants exercisable into ADSs totaled $2.1 million as of June 30, 2017, and represented, according to the international financial reporting standards (IFRS), the fair value of the tradable warrants granted in the U.S. IPO which closed on August 3, 2016.

●	Shareholders’ equity totaled $4.3 million as of June 30, 2017, compared to $5.0 million on March 31, 2017, and $8.1 million on December 31, 2016.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2017 (U.S. $1 = NIS 3.496).

The Company’s consolidated financial results for the three and six months ended June 30, 2017 are presented in accordance with International Financial Reporting Standards.

About Cellect Biotechnology Ltd.

The Company is developing an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to isolate stem cells from any given tissue, and may improve a variety of stem cells applications.

The Company’s first planned product line is expected to include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first planned commercial product candidate is a medical kit designed for the cancer treatment bone marrow transplantations market, as well as other markets which require cell selection. The Company plans that in the future its technology will be integrated in many production procedures of stem cell-based products.

The Company’s securities are currently traded on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange (NASDAQ: “APOP”, “APOPW”, TASE: “APOP”).

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our anticipated performance in 2017, the expected characteristics of our first product line, our beliefs about the future integration of our technology into the production procedures of stem cell-based products and the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

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Cellect Biotechnology Ltd.

Consolidated Statement of Operation

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2017	2017	2016	2017	2016
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	1,495	5,227	3,679	2,405	1,848

General and administrative expenses	1,729	6,046	3,547	3,497	1,617

Other income	-	-	(280)	-	(280)

Operating loss	3,224	11,273	6,946	5,902	3,185

Financial expenses (income) due to warrants exercisable into shares	1,519	5,312	-	(1,461)	-

Other financial expenses (income), net	135	468	23	161	(5)

Total comprehensive loss	4,878	17,053	6,969	4,602	3,180

Loss per share:

Basic and diluted loss per share	0.045	0.158	0.088	0.042	0.039

Weighted average number of shares outstanding used to compute basic and diluted loss per share	108,034,218	108,034,218	79,113,097	108,462,728	81,456,571

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	June 30,	June 30,	December 31,
	2017	2017	2016
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

ASSETS

CURRENT ASSETS:
Cash and cash equivale.nts	1,244	4,349	6,279
Short term deposits	5,111	17,867	19,660
Marketable securities	-	-	4,997
Other accounts receivable	316	1,106	1,461

	6,671	23,322	32,397
NON-CURRENT ASSETS:
Restricted cash	87	305	140
Other long-term assets	34	119	-
Property, plant and equipment, net	373	1,305	1,373

	494	1,729	1,513

	7,165	25,051	33,910
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	435	1,521	1,401
Other accounts payable	382	1,335	2,084
	817	2,856	3,485
NON-CURRENT LIABILITIES:
Traded Warrants to ADS	2,074	7,251	1,938

EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2016 and June 30 2017; Issued and outstanding: 107,583,485*) at December 31, 2016; 108,804,540*) at June 30, 2017.	-	-	-
Share premium	19,258	67,328	67,414
Capital funds	2,807	9,813	6,217
Treasury shares	(2,696)	(9,425)	(9,425)
Accumulated deficit	(15,095)	(52,772)	(35,719)

	4,274	14,944	28,487

	7,165	25,051	33,910

*)       Net of 2,686,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd.

Consolidated Cash Flow Data

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2017	2017	2016	2017	2016
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(4,878)	(17,053)	(6,969)	(4,602)	(3,180)

Adjustments to reconcile net loss to net cash used in operating activities:
Net financing expenses	152	533	9	200	(11)
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	83	289	(1)	113	-
Depreciation	53	184	180	94	103
Capital loss from sell of property, plant and equipment	-	-	9	-	9
Changes in fair value of traded warrants to ADS	1,519	5,313	-	(1,460)	-
Share-based payment	699	2,444	1,510	1,597	633
Decrease (increase) in other receivables	68	236	(760)	280	(291)
Increase (decrease) in other payables	(180)	(629)	(495)	263	(134)
Net cash used in operating activities	(2,484)	(8,683)	(6,517)	(3,515)	(2,871)

Cash flows from investing activities:
Proceeds received from the sale of fixed assets	-	-	95	-	95
Short term deposits	432	1,510	-	-	-
Restricted deposit, net	(47)	(165)	-	(165)	-
Sales of marketable securities measured at fair value through profit and loss	1,427	4,991	1,681	2,183	-
Purchase of property, plant and equipment	(33)	(116)	(1,124)	(47)	(77)
Net cash provided by investing activities	1,779	6,220	652	1,971	18
Cash flows from financing activities:
Exercise of stock options	305	1,066	7	423	7
Issue of share capital, net of issue costs	-	-	7,464	-	(370)
Net cash provided (used) by financing activities	305	1,066	7,471	423	(363)
Exchange differences on balances of cash and cash equivalents	(152)	(533)	(9)	(200)	11
Increase (decrease) in cash and cash equivalents	(552)	(1,930)	1,597	(1,321)	(3,205)
Balance of cash and cash equivalents at the beginning of the period	1,796	6,279	3,913	5,670	8,715
Balance of cash and cash equivalents at the end of the period	1,244	4,349	5,510	4,349	5,510

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